

Mike Fusco · 3rd

Chief Technology Officer at SimGraphics

Alhambra, California, United States · Contact info

188 connections

SimGraphics

Rensselaer Polytechnic Institute

Experience

SimGraphics
33 yrs 8 mos

Chief Technology Officer
Full-time
Jun 2019 – Present · 2 yrs 8 mos

President
Jan 2001 – Present · 21 yrs 1 mo

Vice President
Jun 1988 – Dec 2000 · 12 yrs 7 mos

Contract
Dreamscape Immersive
Mar 2017 – Jul 2018 · 1 yr 5 mos

Contract
Walt Disney Imagineering
2010 – 2016 · 6 yrs

Research
MusicIP
Aug 2007 – Nov 2008 · 1 yr 4 mos

Engineer
Hughes Aircraft, Space and Communications
Mar 1984 – Jun 1988 · 4 yrs 4 mos

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Education

Rensselaer Polytechnic Institute
Masters, Architecture
1982 – 1983

Rensselaer Polytechnic Institute
B.E., Civil Engineering
1977 – 1982

Rensselaer Polytechnic Institute
B.S., Architecture
1977 – 1981

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